United States securities and exchange commission logo





                              July 14, 2020

       Benjamin Kovler
       Chief Executive Officer
       Green Thumb Industries Inc.
       325 West Huron Street, Suite 412
       Chicago, IL 60654

                                                        Re: Green Thumb
Industries Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 1,
2020
                                                            CIK No. 0001795139

       Dear Mr. Kovler:

              We have conducted a limited review of your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise to disclose the number of shares that you are offering rather than the dollar amount. Refer to Item
501(b)(2) of Regulation S-K.
   2. We note your disclosure of the last reported sale price of the subordinate voting shares on the Canadian Securities
Exchange and the OTCQX Best Market. Please revise to clarify whether the offering
price will be substantially similar to the market price of the subordinate voting
shares on the OTCQX Best Market or the Canadian Securities
                                                        Exchange, or otherwise
explain the method by which your offering price will be
                                                        determined. See Item
501(b)(3) of Regulation S-K.
 Benjamin Kovler
Green Thumb Industries Inc.
July 14, 2020
Page 2
Exhibits

3.    Please file the legal opinion and consent of counsel and update your exhibit index
      accordingly. Refer to Item 601(b)(5) and Item 601(b)(23) of Regulation
S-K.
4. Please file the consent of each of your independent registered public accounting firms and update your exhibit index accordingly. Refer to Item 601(b)(23) of Regulation S-K.
       Please contact Deanna Virginio at 202-551-4530 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameBenjamin Kovler
                                                           Division of
Corporation Finance
Comapany NameGreen Thumb Industries Inc.
                                                           Office of Life
Sciences
July 14, 2020 Page 2
cc:       Martin C. Glass, Esq.
FirstName LastName